Exhibit 99.1

RNS Number: 2133X

Unilever PLC

17 February 2017

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

This announcement is not an announcement of a firm intention to make an offer under Rule 2.7 of the City Code on Takeovers and Mergers (the “Code”) and there can be no certainty that an offer will be made, nor as to the terms on which any offer will be made.

This is a public announcement by Unilever N.V. pursuant to section 17 paragraph 1 of the European Market Abuse Regulation (596/2014). This public announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in Unilever N.V.

For immediate release	17 February 2017

Unilever PLC and Unilever N.V. (“Unilever”)

Statement regarding announcement by The Kraft Heinz Company of a potential transaction

Unilever notes the recent announcement by The Kraft Heinz Company (“Kraft Heinz”) that it has made a potential offer for all of the shares of Unilever PLC and Unilever N.V.

Their proposal represents a premium of 18% to Unilever’s share price as at the close of business on 16 February 2017. This fundamentally undervalues Unilever. Unilever rejected the proposal as it sees no merit, either financial or strategic, for Unilever’s shareholders. Unilever does not see the basis for any further discussions.

Unilever PLC and Unilever N .V. recommend that shareholders take no action. Further announcements will be made as appropriate.

The proposal received was that Unilever common shareholders would receive $50.00 per share in a mix of $30.23 per share in cash payable in U.S. dollars and 0.222 new enlarged entity shares per existing Unilever share, which valued Unilever at a total equity value of approximately $143 billion.

As at the close of business on 16 February 2017, a mix of $30.23 in cash payable in U.S. dollars and 0.222 Kraft Heinz shares per existing Unilever share would value each Unilever common share at $49.61, representing a premium of 18% to Unilever’s share price.

As stated in the recent announcement by Kraft Heinz, in accordance with Rule 2.6(a) of the Code, by not later than 5.00 pm on 17 March 2017, Kraft Heinz must either announce a firm intention to make an offer for Unilever under Rule 2.7 of the

Code or announce that it does not intend to make an offer for Unilever, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies. This deadline will only be extended with the consent of the Takeover Panel in accordance with Rule 2.6(c) of the Code.

As required by the Code, Unilever confirms that this announcement is not being made with the agreement of Kraft Heinz.

There can be no certainty that any offer will be made nor as to the terms on which any such offer might be made.

Enquiries / Advisers:

Unilever

Media

Media Relations Team	+44 7917 271 819
+44 7825 049 151

Investors

Institutional investors: Investor Relations Team	+44 207 822 6830
Private investors: Shareholder Services	+44 207 822 5500

Centerview Partners (Financial Adviser to Unilever)

UK: Nick Reid, David Krap, James Tookman	+44 20 7409 9700
US: Robert Pruzan	+1 212 380 2650

Morgan Stanley (Financial Adviser to Unilever)

UK: Henry Stewart, Mark Rawlinson, Adrian Doyle, Anthony Zammit	+44 20 7425 8000
US: Benjamin Frost	+1 212 761 4000

UBS (Financial Adviser & Corporate Broker to Unilever)

John Woolland, David Roberts, Alistair Smith	+44 20 7567 8000

Deutsche Bank (Financial Adviser & Corporate Broker to Unilever)

Charles Wilkinson, Ben Lawrence	+44 20 7545 8000

Tulchan Communications (PR Adviser to Unilever)

Andrew Grant, Jonathan Sibun, Doug Campbell	+44 20 7353 4200

Linklaters LLP are retained as legal advisers to Unilever.

Important Notices

Centerview Partners UK LLP (“Centerview Partners”) is authorised and regulated by the Financial Conduct Authority. Centerview Partners is acting exclusively for Unilever and no one else in connection with the possible offer by Kraft Heinz and is not, and will not be, responsible to anyone other than Unilever for providing the protections afforded to clients of Centerview Partners nor for providing advice in connection with the possible offer for Unilever or any matter referred to herein.

Morgan Stanley & Co. International plc (“Morgan Stanley”) which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the UK is acting as financial adviser to Unilever and no one else in connection with the potential transaction. In connection with such matters, Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the potential transaction, the contents of this announcement or any other matter referred to herein.

UBS Limited (“UBS”), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Unilever and no one else in connection with the matters referred to in this announcement. In connection with such matters, UBS, its affiliates, and its or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this announcement or any other matter referred to herein.

Deutsche Bank AG (“Deutsche Bank”) is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Neither Deutsche Bank nor any other company in the Deutsche Bank Group will be responsible to any persons other than Unilever for providing any of the protections afforded to clients of Deutsche Bank nor for providing advice in relation to any matters referred to in this announcement. Neither Deutsche Bank nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Deutsche Bank in connection with this announcement, any statement contained herein, or otherwise. Deutsche Bank is acting as financial adviser and corporate broker to Unilever and no one else in connection with the contents of this announcement.

In the United States, in the event of a tender offer, Unilever will file a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer (if any) within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of the Unilever ordinary shares, American depositary shares and registry shares are advised to read it when it becomes available as it will contain important information. Following commencement of a tender offer (if any), copies of the Schedule 14D-9 and other related documents filed by Unilever will be available free of charge on the SEC’s website at http://www.sec.gov.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8.

A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

The relevant disclosure must include details of all interests or dealings in any class of relevant securities of the other company which is part of its DLC structure. Therefore, if, for example, a disclosure is being made in respect of a dealing in securities of Unilever PLC, an accompanying disclosure must also be made of interests or short positions held in securities of Unilever N.V., even if the person’s interest or short position is less than 1% of the relevant class. Therefore, each disclosure should consist of two Rule 8.3 disclosure forms, one for the PLC arm of the DLC structure and one for the N.V. arm of the DLC structure, released as one announcement.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129.

Publication on Website

A copy of this announcement will be made available subject to certain restrictions relating to persons resident in restricted jurisdictions on Unilever’s website at www.unilever.com by no later than 12 noon (London time) on 20 February 2017.

Rule 2.9 Requirement

In accordance with Rule 2.9 of the Code, Unilever confirms that as at the date of this announcement, Unilever PLC has in issue 1,283,459,367 ordinary shares of 3 1/9p each (excluding ordinary shares held in treasury). The International Securities Identification Number (ISIN) of the ordinary shares of Unilever PLC is GB00B10RZP78.

In addition, Unilever N.V. has in issue 1,714,727,700 ordinary shares of €0.16 each. The International Securities Identification Number (ISIN) of the ordinary shares of Unilever N.V. is NL0000388619. Unilever N.V. has in issue 161,060 6 per cent. preference shares of €428.57 each. The International Securities Identification Number (ISIN) of the 6 per cent. preference shares of Unilever N.V. is NL0000388742. Unilever N.V. has in issue 29,000 7 per cent. preference shares of €428.57 each. The International Securities Identification Number (ISIN) of the 7 per cent. preference shares of Unilever N.V. is NL0000388726. Unilever N.V. holds 151,953,411 ordinary shares, 37,679 6 per cent. preference shares and 7,314 7 per cent. preference shares in treasury.

Unilever PLC has an American depositary receipts (“ADR”) programme for which Deutsche Bank Trust company Americas acts as Depositary. 1 ADR represents 1 ordinary share of Unilever PLC. The ADRs trade on the New York Stock Exchange. The trading symbol for these securities is UL and the ISIN is US9047677045.

Unilever N.V. has New York registry shares for which Deutsche Bank Trust Company Americas maintain the register. 1 New York registry share represents 1 ordinary share of Unilever N.V. and a direct 1:1 relationship with the depositary receipts traded in Amsterdam. The ISIN of the Ordinary depositary receipts of Unilever N.V. is NL0000009355. The New York registry shares trade on the New

York Stock Exchange. The trading symbol for these securities is UN and the ISIN is US9047847093.

Legal Entity Identifier (“LEI”)

Unilever PLC’s LEI is 549300MKFYEKVRWML317.

Bases of calculation

The proposal received was calculated as follows:

Unilever share price reflects 10-trading day Volume Weighted Average Price (VWAP) of $40.56, based on a weighted average of (a) PLC shares’ 10-trading day VWAP of £32.44 converted at a spot exchange rate of GBP/USD of 1.254; and (b) N.V. shares’ 10-trading day VWAP of €37.86 converted at spot exchange rate of EUR/USD 1.069. For purposes of exchange ratio calculation, Kraft Heinz share price reflects 10-trading day VWAP of $89.04. Source: Bloomberg and latest publicly available information, as of 8 February 2017.

The value of the mix of cash and shares and premium to Unilever’s share price as at the close of business on 16 February 2017 has been calculated by reference to:

•                                          the EUR / USD exchange rate of 1.067 and the GBP / USD exchange rate of 1.249 (as derived from Bloomberg based on the exchange rate as at 4.30 p.m. on 16 February 2017)

•                                                                 Kraft Heinz’s closing share price of USD 87.28 on 16 February 2017 (source: Bloomberg)

•                                                                 Unilever’s weighted average closing price as at 16 February 2017 of $42.04, calculated based on Unilever PLC’s closing share price of GBP 33.48 on 16 February 2017 (converted into USD) and Unilever N.V.’s closing share price of EUR 39.57 on 16 February 2017 (converted into USD), weighted based on 1,283,459,367 Unilever PLC shares as at 16 February 2017 (being 1,310,156,361 shares in issue less 26,696,994 shares held in treasury) and 1,562,774,289 Unilever N.V. shares as at 16 February 2017 (being 1,714,727,700 shares in issue less shares 151,953,411 held in treasury).

This information is provided by RNS
The company news service from the London Stock Exchange

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